SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103	Page 2 of 11

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,158,818
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,158,818

11.	Aggregate amount beneficially owned by each reporting person 10,158,818
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person (see instructions) IA

CUSIP No. 375916103	Page 3 of 11

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,335,402
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,335,402

11.	Aggregate amount beneficially owned by each reporting person 8,335,402
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%
14.	Type of reporting person (see instructions) OO

CUSIP No. 375916103	Page 4 of 11

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,290,039
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,290,039

11.	Aggregate amount beneficially owned by each reporting person 7,290,039
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.3%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 5 of 11

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,045,363
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,045,363

11.	Aggregate amount beneficially owned by each reporting person 1,045,363
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 6 of 11

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,158,818
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,158,818

11.	Aggregate amount beneficially owned by each reporting person 10,158,818
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 7 of 11

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,158,818
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,158,818

11.	Aggregate amount beneficially owned by each reporting person 10,158,818
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 8 of 11

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D (the “Amendment No. 1”), relating to the common shares (the “Common Shares”) of Gildan Activewear Inc. (the “Issuer”). As used in this Amendment No. 2, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Mr. Gray”); and

•	Christopher Shackelton (“Mr. Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented as follows:

Since the filing of Amendment No. 1, the source and amount of funds used in purchasing shares of Common Shares by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$8,195,287.69
Separate Account	Working Capital	$2,023,838.85

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D, as amended and supplemented by Amendment No. 1, is hereby amended and restated as follows:

As previously disclosed in the Original Schedule 13D, on December 17, 2023, CCM entered into a support agreement with the Issuer dated December 17, 2023 (the “Support Agreement”), a copy of which is attached as Exhibit 1 to the Original Schedule 13D, and on December 17, 2023 and pursuant to the Support Agreement, the Board of Directors of the Issuer appointed Mr. Shackelton to serve as director of the Issuer. As previously disclosed on Amendment No. 1, on April 22, 2024, Mr. Shackelton informed the Board of Directors of the Issuer that he would not stand for re-election at the Issuer’s 2024 annual meeting and would retire from the Board of Directors. On May 23, 2024, Mr. Shackleton resigned from the Board of Directors of the Issuer.

Pursuant to the Support Agreement and subject to certain exceptions set forth in the Support Agreement:

•	CCM has a right to designate a nominee to the Issuer’s Board of Directors prior to the Issuer’s annual and general meeting of shareholders to be held in 2025.

CUSIP No. 375916103	Page 9 of 11

•

CCM agreed that at any meeting of shareholders of the Issuer continuing until the close of the Issuer’s annual and general meeting of shareholders to be held in 2025 at which CCM or certain Affiliated Entities (as defined in the Support Agreement) are entitled to vote, CCM would vote and cause to be voted all the Common Shares that CCM or certain Affiliated Entities beneficially own in favor of the individuals nominated by the Issuer’s management.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 1 to the Original Schedule 13D.

The Reporting Persons acquired the Common Shares set forth in Item 5 for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business.

In pursuing its investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or dispose of all shares of Common Shares beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the of the Original Schedule 13D, as amended and supplemented by Amendment No. 1, is hereby amended and restated as follows:

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 168,589,957 Common Shares outstanding as of April 29, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on May 1, 2024.

(c) The Reporting Persons and the Separate Account effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment No. 2, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. The Reporting Persons undertake to provide to the staff of SEC, upon request, full information regarding the number of Common Shares purchased at each separate price within each range of prices set forth in the table below.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Purchase	May 29, 2024	116,260	$36.05	$35.75-$36.26
Separate Account	Purchase	May 29, 2024	28,740	$36.05	$35.75-$36.26
CCP	Purchase	May 31, 2024	32,367	$37.66	$37.52-$37.95
Separate Account	Purchase	May 31, 2024	7,990	$37.66	$37.52-$37.95
CCP	Purchase	June 3, 2024	73,800	$37.74	$37.60-$37.83
Separate Account	Purchase	June 3, 2024	18,200	$37.74	$37.60-$37.83

CUSIP No. 375916103	Page 10 of 11

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e) Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated as follows:

CCM is an investment adviser whose clients, including CCP, CCC III and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. CC is the general partner of CCP and CCC III. Mr. Gray and Mr. Shackelton are the managers of CC and CCM.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 2 to the Original 13D and is incorporated by reference herein.

CUSIP No. 375916103	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL CO-INVEST III, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact